FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2003.

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East, 10th Floor

Toronto, Ontario M4W 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]  No  [X]

Signatures
Exhibit Index
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC

By:	/s/ Alan D. Horn

Alan D. Horn
Vice President, Finance and Chief Financial Officer

Date:	May 23, 2003

Exhibit Index

Exhibit Number	Description

99.1	Notice of Annual and Special General Meeting of Shareholders and Information Circular for the Annual and Special General Meeting of Shareholders of the Corporation to be held May 30, 2003